Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(the “Company”)

(Stock Code: 2628)

ANNOUNCEMENT ON THE APPROVAL OF

ISSUANCE OF BONDS FOR CAPITAL REPLENISHMENT

Reference is made to the circular of China Life Insurance Company Limited (the “Company”) dated 28 September 2018 and the announcement of the Company dated 13 November 2018. At the first extraordinary general meeting 2018 held by the Company on 13 November 2018, the resolution in relation to the issuance of debt instruments for capital replenishment in an aggregate amount of not exceeding RMB80 billion or its equivalent in foreign currency was duly considered and approved.

The Company has recently received the approval from the China Banking and Insurance Regulatory Commission that allowed the Company to publicly issue 10-year callable bonds for capital replenishment in the National Inter-bank Bond Market, with the issuance size of not exceeding RMB35 billion, pursuant to the requirements set out in the Notice on the Issuance by Insurance Companies of Bonds for Capital Replenishment. The issuance of such callable bonds by the Company shall be completed within six months from the date of the approval by the regulatory authorities.

The Company will actively promote the issuance and will complete the issuance after the approval of the relevant regulatory authorities is obtained. Meanwhile, the Company will promptly perform its information disclosure obligation in accordance with the relevant regulatory requirements.

By Order of the Board
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 14 January 2019

As at the date of this announcement, the Board of the Company comprises:

Executive Directors:	Wang Bin, Su Hengxuan, Xu Hengping, Xu Haifeng
Non-executive Directors:	Yuan Changqing, Liu Huimin, Yin Zhaojun
Independent Non-executive Directors:	Chang Tso Tung Stephen, Robinson Drake Pike, Tang Xin,
Leung Oi-Sie Elsie